August 29, 2025

Michel Brousset
Chief Executive Officer
Waldencast plc
81 Fulham Road
London, SW3 6RD
United Kingdom

       Re: Waldencast plc
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-40207
Dear Michel Brousset:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services